Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Entity Name	Jurisdiction
Calix Networks Canada, Inc.	Canada
Calix Network Technology Development (Nanjing) Co. Ltd.	China
Calix Networks UK, Ltd	England, UK
Calix Brasil Servicos Ltda	Brazil
Occam Networks, LLC	Delaware, United States
Occam Networks (California), Inc.	California, United States